Filed pursuant to Rule 424(b)(3)

File No. 333-263759

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 2 DATED June 13, 2025

TO THE PROSPECTUS DATED MAY 6, 2025

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated May 6, 2025 and Supplement No. 1 dated May 21, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update regarding the equity ownership in the Company; and
●	an update regarding our executive officers.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our third follow-on offering of Notes (our “Current Offering”), on September 16, 2022. As of June 13, 2025, we have issued approximately $26.94 million of Notes in our Current Offering. As of June 13, 2025, approximately $43.06 million of Notes remain available for sale to the public under our Current Offering.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes. We commenced our second follow-on offering of Notes (our “Second Follow-on Offering”) on March 22, 2019. On September 16, 2022, we terminated our Second Follow-on Offering, having issued approximately $34.50 million in Notes.

Update on the Equity Ownership in the Company

On May 30, 2025, we entered into a certain unit exchange agreement (the “Exchange Agreement”) with William Myrick, our former Partner. Pursuant to the Exchange Agreement, Mr. Myrick was the record holder and sole beneficial owner of 2,969.000 of our Class A common units (the “Common Units”) and effected an exchange of the Common Units for 2329.533 of our Series C Cumulative Preferred Units (the “Preferred Units”), with an effective date of April 1, 2025 (the “Unit Exchange Transaction”). The Preferred Units that Mr. Myrick received have the rights and are subject to the obligations contained in our Second Amended and Restated Limited Liability Company Agreement, as amended (the “Operating Agreement”), including Designation of the Rights, Powers, Privileges, Restrictions, Qualifications, and Limitations of the Preferred Units contained in the Operating Agreement. The Unit Exchange Transaction is hereby added to the “Transactions with Affiliates” subsection of the “Certain Relationships and Related Transactions” section of our prospectus.

Also on May 30, 2025, we redeemed 251.10821 of the Preferred Units beneficially owned by our CEO and his wife, at a redemption price of $251,108.21.

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Update regarding Our Executive Officers

We started helping select builder borrowers with their accounting several years ago, and have decided to expand that business, as our wholly owned LLC. On May 30, 2025, Catherine Leslie, our Chief Financial Officer, who has been doing both her CFO duties and leading that business, agreed to lead that business unit for us full time and advised us that she was resigning as the Chief Financial Officer, effective upon the date her successor, Theodore Westwood, starts employment with us.

On May 30, 2025, our board of managers appointed Ms. Leslie to serve as the Director of the accounting business division, responsible for overseeing the division that assists builders in their businesses and provides accounting services to builders, and managing a team of accounting staff in the division. References to Ms. Leslie in our prospectus are hereby updated accordingly.

Also on May 30, 2025, our board of managers appointed Theodore Westwood to serve as our Chief Financial Officer effective as of June 2, 2025. There are no family relationships between Mr. Westwood and any of our directors or other executive officers. Mr. Westwood is not a party to any transaction, or any proposed transaction, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Westwood’s biographical information is hereby added to the “Executive Officers and Board of Managers” subsection of the “Management” section of our prospectus as follows:

Theodore Westwood, age 50, is our Chief Financial Officer, a position to which he was appointed in May 2025. Mr. Westwood has served most recently as the Corporate Controller for the Nutting Company, a large privately owned holding company in the media and entertainment industry, from September 2024 to May 2025. Prior to his time at the Nutting Company, he spent 14 years with FedEx, a Fortune 100 company, serving various accounting and finance roles, including Accounting Manager, Finance Manager and Project Manager, from May 2010 to September 2024. Mr. Westwood has served as the Director of Financial Reporting and Assistant Controller with 84 Lumber, a building material supplier to homebuilders from to May 2005 to May 2010. Mr. Westwood spent the first seven years of his career in public accounting with PricewaterhouseCoopers from October 2000 to May 2005 and with Reddinger & Associates from May 1998 to October 2000. In these roles, he directed and managed accounting and financial reporting, and financial planning and forecasting. Mr. Westwood holds a Bachelor of Science in Accounting from Robert Morris University.

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